Tesco letterhead

July 2, 2009

Mr. H. Roger Schwall	Filed via EDGAR: 7/2/2009
Assistant Director	with fax copy to: 703-813-6982
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4628
Washington, DC 20549

RE: Tesco Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11,2009

Schedule 14A Definitive Proxy Statement

Filed March 31, 2009

File No. 1-34090

Dear Mr. Schwall:

We received your comment letter dated June 30, 2009 for the above noted filings. We have begun to draft our responses to your letter. However, we are currently in the process of closing our books for the quarter ended June 30, 2009. The same Tesco staff that will be responding to your comment letter are also working on our Form 10-Q for the June quarter. In addition, our office has a shortened work week in anticipation of the July 4th holiday. Finally, the partner with our independent auditor is currently out of the country. To draft a complete and adequate response, we will need additional time beyond the 10 business days outlined in your comment letter.

Based on the above, we respectfully request an extension of time to submit our response. Our response letter should be ready and available no later than July 31, 2009. Please confirm if this timing is acceptable.

Thank you for your assistance in this matter. If you have any questions or need any additional information, I can be reached at (713) 359-7120.

Sincerely,

/s/ Robert L. Kayl
Robert L. Kayl
Sr. Vice President and Chief Financial Officer

Tesco Corporation

3993 W. Sam Houston Pkwy N. Suite 100

Houston, TX 77043